Filed Pursuant to Rule 253(g)(2)
File No. 024-12347

Supplement No. 14 dated January 26, 2026 to the Offering Circular dated June 6, 2024

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 2 LP, dated June 6, 2024, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Revisions to Projects Acquired and Projects Owned

Energea Portfolio 2 LP
52 Main Street
Chester, CT 06412

Energea Portfolio 2 LP has acquired an additional Project, which is reported in a Project Memo filed with the SEC under Form 1-U.

•       Pains

The revised "Projects Acquired" and "Projects Owned" set forth under the section of the Offering Circular titled "Description of Property" is as follows:

Description of Property

Projects Acquired

As of the date of this Offering Circular, the Company had acquired a total of 24 Projects.

Project Name	Entity Name	Project Size (AC)	Acquisition Date	Amount Invested*
Salinas	Project Salinas Geração S.A.	5.0 MW	4/15/19	$265,148
Itaguai III	Energea Itaguai III Aluguel de Equipamentos e Manutenção Ltda.	1.0 MW	3/6/20	$35,707
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	10/12/20	$2,536,004
Pedrinopolis	Energea Pedrinopolis Ltda.	2.3 MW	5/21/21	$118
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	10/1/21	$4,574,848
Divinópolis III	Energea Divinopolis Ltda.	2.3 MW	12/23/21	$3,055,486
Araxa I	Energea Araxa I Ltda	2.5 MW	12/23/21	$314,926
Araxa II	Energea Araxa II Ltda	2.5 MW	12/23/21	$315,470
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	1/4/22	$4,220,712
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	9/9/22	$2,288,099
Diamantina II	Energea Diamantina II Ltda	2.5 MW	10/17/22	$133,417
Formiga I	Energea Formiga I Ltda	2.5 MW	10/17/22	$201,778
Formiga II	Energea Formiga II Ltda	1.5 MW	10/17/22	$73,236
Naque	Energea Naque Ltda	1.5 MW	10/17/22	$123,330
Micros I	Energea Micros I Ltda	1.1 MW	12/29/22	$1,037,215
Itabapoana	Energea Itabapoana Ltda	2.5 MW	12/29/22	$94,590
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	2.5 MW	4/12/23	$168,898
Frei Inocêncio	Energea Frei Inocêncio Ltda	2.5 MW	4/12/23	$95,567
Nova Lacerda	Energea Nova Lacerda Ltda	2.5 MW	4/12/23	$73,611
Monte Sião	Energea Portfolio Geração de Projetos MG II Ltda	2.5 MW	4/17/23	$95,833
Aparecida do Taboado I	Energea Aparecida do Taboado I Ltda	2.5 MW	5/24/23	$155,176
Iguatama II	Energea Iguatama II Ltda	2.5 MW	12/20/24	$1,892,794
Micros II	Energea Micros II Ltda	750kW	11/11/24	$456,388
Pains	Energea Pains Ltda.	1,000kW	9/30/25	$396,000
	TOTAL			$22,604,351

Projects Owned

As of the date of this Offering Circular, the Company holds 14 Projects. The table below lists the total amount the Company invested into each Project and the estimated Project cost. Please refer to the links in the column labeled "Form 1-U" which is the reporting form pursuant to Regulation A for the Project Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform.

Project Name	Entity Name	Project Size (AC)	Estimated Projected Cost	Amount Invested*	Form 1-U
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	$2,536,004	$2,536,004	Link
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	$4,574,848	$4,574,848	Link
Divinopolis III	Energea Divinopolis Ltda.	2.3 MW	$3,198,961	$3,055,486	Link
Araxa I	Energea Araxa I Ltda	2.5 MW	$324,291	$314,926	Link
Araxa II	Energea Araxa II Ltda	2.5 MW	$328,767	$315,470	Link
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	$2,915,386	$2,288,099	Link
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	$4,312,924	$4,220,712	Link
Micros I	Energea Micros I Ltda	1.1 MW	$1,040,946	$1,037,215	Link
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	2.5 MW	$203,303	$168,898	TBD
Diamantina II	Energea Diamantina II Ltda	2.5 MW	$152,090	$133,417	TBD
Formiga I	Energea Formiga I Ltda	2.5 MW	$211,255	$201,778	TBD
Iguatama II	Energea Iguatama II Ltda	2.5 MW	$1,955,102	$1,892,794	Link
Micros II	Energea Micros II Ltda	750kW	$604,181	$456,388	Link
Pains	Energea Pains Ltda.	1,000kW	$1,279,590	$396,000	Link
	TOTAL		$23,637,648	$21,592,035